UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

 Somerset Hills Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

834728107

(CUSIP Number)

Mr. Terry Maltese, Sandler O'Neill Asset Management LLC,
150 East 52nd Street, 30th Floor, New York, NY 10022 (212) 486-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

Exhibit Index located on Page 14	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 834728107	Page 2 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 353,300 9. Sole Dispositive Power 10. Shared Dispositive Power 353,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,300
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.58%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 3 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 278,292 9. Sole Dispositive Power 10. Shared Dispositive Power 278,292

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 278,292
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.19%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 4 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 7,253 9. Sole Dispositive Power 10. Shared Dispositive Power 7,253

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,253
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.14%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 5 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 42,430 9. Sole Dispositive Power 10. Shared Dispositive Power 42,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,430
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.79%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 6 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 228,609 9. Sole Dispositive Power 10. Shared Dispositive Power 228,609

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 228,609
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.26%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 7 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 75,008 9. Sole Dispositive Power 10. Shared Dispositive Power 75,008

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,008
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.40%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 834728107	Page 8 of 14 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 353,300 9. Sole Dispositive Power 10. Shared Dispositive Power 353,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 353,300
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.58%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock ("Common Stock"), of Somerset Hills Bancorp (the "Issuer"), a company incorporated in New Jersey, with its principal office at 155 Morristown Road, Bernardsville, NJ 07924.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII"), and Malta Offshore, Ltd., a Cayman Islands company ("MO") (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF, and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it (vii) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII, and MO. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF, and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member of Holdings and SOAM is Mr. Maltese. In his capacity as managing member of Holdings and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, MO, SOAM, and Holdings. The non-managing member of Holdings and SOAM is Sandler O'Neill Holdings, LLC, a New York limited liability company ("S.O. Holdings").

(b)    The address of the principal offices of each of MP, MHF, MHFII, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30thth Floor, New York, New York 10022. The address of the principal office of MO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The address of the principal office of S.O. Holdings is c/o Sandler O'Neill & Partners, L.P., 1251 Avenue of the Americas, 6th Floor, New York, New York 10022.

(c)    The principal business of MP, MHF, and MHFII is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is Managing Member of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d)    During the last five years, none of MP, MHF, MHFII, MO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of MP, MHF, MHFII, MO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, and MO is $51,788, $324,773, $1,767,356, and $559,650, respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 5,369,800 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on March 1, 2013:

(i)	MP beneficially owned 7,253 shares of Common Stock, constituting approximately 0.14% of the shares outstanding.

(ii)	MHF beneficially owned 42,430 shares of Common Stock, constituting approximately 0.79% of the shares outstanding.

(iii)	MHFII beneficially owned 228,609 shares of Common Stock, constituting approximately 4.26% of the shares outstanding.

(iv)	MO beneficially owned 75,008 shares of Common Stock, constituting approximately 1.40% of the shares outstanding.

(v)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII and investment manager for MO, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 7,253 shares owned by MP, the 42,430 shares owned by MHF, the 228,609 shares owned by MHFII, and the 75,008 shares owned by MO or an aggregate of 353,300 shares of Common Stock, constituting approximately 6.58% of the shares outstanding.

(vi)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF, and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 7,253 shares owned by MP, the 42,430 shares owned by MHF, and the 228,609 shares owned by MHFII, or an aggregate of 278,292 shares of Common Stock, constituting approximately 5.19% of the shares outstanding.

(vii)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 7,253 shares owned by MP, the 42,430 shares owned by MHF, the 228,609 shares owned by MHFII, and the 75,008 shares owned by MO, or an aggregate of 353,300 shares of Common Stock, constituting approximately 6.58% of the shares outstanding.

(viii)	In the aggregate, the Reporting Persons beneficially own 353,300 shares of Common Stock, constituting approximately 6.58% of the shares outstanding.

(ix)	S.O. Holdings directly owned no shares of Common Stock.

(b)   The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by each. Mr. Maltese, as President and managing member of Holdings, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c)   During the sixty days prior to March 15, 2012 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days
Date	Transaction	Price	Shares
01/31/13	Sale	11.4098	(100)
02/01/13	Sale	11.3957	(800)
02/04/13	Sale	11.3503	(100)
02/05/13	Sale	11.6305	(400)
03/05/13	Sale	11.3367	(400)
03/08/13	Sale	11.4532	(600)
03/11/13	Sale	11.4738	(300)
03/13/13	Sale	11.4500	(100)
03/14/13	Sale	11.5008	(300)
Transactions by MHF last 60 days
Date	Transaction	Price	Shares
01/31/13	Sale	11.4098	(700)
02/01/13	Sale	11.3957	(4,700)
02/04/13	Sale	11.3503	(700)
02/05/13	Sale	11.3605	(2,300)
02/06/13	Sale	11.3000	(200)
02/08/13	Sale	11.3000	(200)
02/28/13	Sale	11.3000	(300)
03/05/13	Sale	11.3367	(2,300)
03/08/13	Sale	11.4532	(3,500)
03/11/13	Sale	11.4738	(1,800)
03/13/13	Sale	11.4500	(700)
03/14/13	Sale	11.5008	(2,000)
Transactions by MHFII last 60 days
Date	Transaction	Price	Shares
01/31/13	Sale	11.4098	(3,900)
02/01/13	Sale	11.3957	(25,200)
02/04/13	Sale	11.3503	(4,100)
02/05/13	Sale	11.3605	(12,100)
02/06/13	Sale	11.3000	(1,100)
02/07/13	Sale	11.3500	(200)
02/08/13	Sale	11.3000	(900)
02/28/13	Sale	11.3000	(1,800)
03/01/13	Sale	11.3000	(100)
03/05/13	Sale	11.3367	(12,200)
03/08/13	Sale	11.4532	(19,000)
03/11/13	Sale	11.4738	(9,400)
03/12/13	Sale	11.4500	(100)
03/13/13	Sale	11.4500	(3,900)
03/14/13	Sale	11.5008	(10,900)
Transactions by MO last 60 days
Date	Transaction	Price	Shares
01/31/13	Sale	11.4098	(1,200)
02/01/13	Sale	11.3957	(8,300)
02/04/13	Sale	11.3503	(1,300)
02/05/13	Sale	11.3605	(4,000)
02/06/13	Sale	11.3000	(400)
02/08/13	Sale	11.3000	(300)
02/28/13	Sale	11.3000	(600)
03/05/13	Sale	11.3367	(4,000)
03/08/13	Sale	11.4532	(6,200)
03/11/13	Sale	11.4738	(3,100)
03/13/13	Sale	11.4500	(1,300)
03/14/13	Sale	11.5008	(3,500)
(d)   Not applicable.

(e)   Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2013

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC, the sole general partner
	Terry Maltese Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member

SANDLER O'NEILL ASSET
MANAGEMENT, LLC

By:	/s/ Terry Maltese
Terry Maltese President

SOAM Holdings, LLC		TERRY MALTESE

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: March 15, 2013

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner
By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC, the sole general partner
	Terry Maltese Director	By:	/s/ Terry Maltese
Terry Maltese Managing Member

SANDLER O'NEILL ASSET
MANAGEMENT, LLC

By:	/s/ Terry Maltese
Terry Maltese President

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

SK 27061 0001 1366661